SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

NATIONAL REGISTER OF LEGAL ENTITIES (C.N.P.J.) Nº. 42.150.391/0001-70 - STATE REGISTRATION (NIRE) 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 29, 2019

1.              DATE, TIME AND PLACE: On October 29, 2019, at 10 a.m., in a remote manner.

2.              CALL NOTICE, ATTENDANCE AND PARTICIPATION: Extraordinary Meeting convened pursuant to the Internal Regulations of the Board of Directors, with the attendance of all the Board Members indicated below. The following persons also took part: Fernando Musa, Chief Executive Officer, Officers Pedro Freitas and Cristiana Lapa, as well as Lilian Porto Bruno and Ana Paula Tarossi Silva. The Chairman of the Board of Directors presided over the meeting, and Mrs. Lilian Porto Bruno acted as secretary.

3.              AGENDA, RESOLUTIONS AND SUBJECTS FOR ACKNOWLEDGEMENT OR OF INTEREST TO THE COMPANY:

3.1 Subject for Resolution: After duly analysis of PD.CA/BAK-39/2019 - Issue of Promissory Notes (“Commercial Notes”) by Braskem S.A. (“Braskem” or “Company”) subject to resolution, which was previously forwarded to the Board Members and shall remain filed at the Company’s headquarters, the following was unanimously approved:

(a) the Issuance, under CVM Ruling No. 566, which shall have the following terms and conditions:

                  (i)        Number of Issuance: The Issuance is the first (1st) issue of Commercial Notes of the Company.

                (ii)        Total Issuance Amount: The total Issuance amount, on the Date of Issuance (as defined below) shall be five hundred and fifty million Reais (BRL 550,000,000.00) (“Total Issue Amount”).

              (iii)        Series: The Issuance shall be made in ten (10) series.

              (iv)        Quantity: Up to ninety-five (95) Commercial Notes shall be issued, of which: (i) up to five (5) Commercial Notes in the first (1st) series, in the total amount of up to fourteen million Reais (BRL 14,000,000.00) on the Date of Issuance (“First Series of Commercial Notes”); (ii) up to five (5) Commercial Notes in the second (2nd) series, in the total amount of up to fourteen million Reais (BRL 14,000,000.00) on the Date of Issuance (“Second Series of Commercial Notes”); (iii) up to five (5) Commercial Notes in the third (3rd) series, in the total amount of up to fourteen million Reais (BRL 14,000,000.00) on the Date of Issuance (“Third Series of Commercial Notes”); (iv) up to five (5) Commercial Notes in the fourth (4th) series, in the total amount of up to sixteen million Reais (BRL 16,000,000.00) on the Date of Issuance (“Fourth Series of Commercial

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone +55 (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

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BRASKEM S.A.

NATIONAL REGISTER OF LEGAL ENTITIES (C.N.P.J.) Nº. 42.150.391/0001-70 - STATE REGISTRATION (NIRE) 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 29, 2019

Notes”); (v) up to five (5) Commercial Notes in the fifth (5th) series, in the total amount of up to sixteen million Reais (BRL 16,000,000.00) on the Date of Issuance (“Fifth Series of Commercial Notes”); (vi) up to five (5) Commercial Notes in the sixth (6th) series, in the total amount of up to seventeen million Reais (BRL 17,000,000.00) on the Date of Issuance (“Sixth Series of Commercial Notes”); (vii) up to five (5) Commercial Notes in the seventh (7th) series, in the total amount of up to seventeen million Reais (BRL 17,000,000.00) on the Date of Issuance (“Seventh Series of Commercial Notes”); (viii) up to five (5) Commercial Notes in the eighth (8th) series, in the total amount of up to seventeen million Reais (BRL 17,000,000.00) on the Date of Issuance (“Eighth Series of Commercial Notes”); (ix) up to five (5) Commercial Notes in the ninth (9th) series, in the total amount of up to sixteen million Reais (BRL 16,000,000.00) on the Date of Issuance (“Ninth Series of Commercial Notes”); and (x) up to fifty (50) Commercial Notes in the tenth (10th) series, in the total amount of up to four hundred and nine million Reais (BRL 409,000,000.00) on the Date of Issuance (“Tenth Series of Commercial Notes” and, jointly with the First Series of Commercial Notes, Second Series of Commercial Notes, Third Series of Commercial Notes, Fourth Series of Commercial Notes, Fifth Series of Commercial Notes, Sixth Series of Commercial Notes, Seventh Series of Commercial Notes, Eighth Series of Commercial Notes and Ninth Series of Commercial Notes, “Commercial Notes”).

                (v)        Allocation of Resources: The resources raised through the Issuance shall be allocated to the ordinary management of the Company’s business, and may include, but not limited to, repayment of Company’s obligations.

              (vi)        Distribution and Method of Paying-Up and Subscription: The Commercial Notes of this Restricted Offer shall be the subject matter of a public distribution with restricted efforts, under the Securities Market Law, CVM Ruling No. 476 and other applicable laws and regulations, and such Commercial Notes shall be distributed under the firm placement guarantee regime for all of the Commercial Notes, with the intermediation of a financial institution that is member of the securities distribution system (“Leading Coordinator”), pursuant to the “Agreement for Coordination, Placement and Public Distribution, with Restricted Efforts, under the Firm Placement Guarantee Regime, of Commercial Promissory Notes, in  ten (10) Series, of the first (1st) Issue of Braskem S.A.”, to be entered into by and between the Company and the Leading Coordinator (“Distribution Agreement”), targeting at professional investors, as defined under Article 9-A of CVM Ruling No. 539, of November 13, 2013, as amended (“Professional Investors”). The Commercial Notes shall be filed for distribution on the primary market and subscribed and paid up in accordance with the procedures of B3 S.A. - Brasil, Bolsa, Balcão - CETIP UTVM Segment (“B3”), by their Unit Par Value at the Date of Issuance, exclusively through the MDA - Asset Distribution Module (“MDA”), managed and operated by B3, and the distribution shall be financially settled through B3. Concurrently with the settlement, the Commercial Notes shall be filed in the holder’s name in B3’s Electronic Custody System. The Commercial Notes shall be paid up on demand, on the Date of Issuance, in national currency, at the moment of the subscription, by the Unit Par Value of the Commercial Notes.

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone +55 (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

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BRASKEM S.A.

NATIONAL REGISTER OF LEGAL ENTITIES (C.N.P.J.) Nº. 42.150.391/0001-70 - STATE REGISTRATION (NIRE) 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 29, 2019

            (vii)        Trading: The Commercial Notes shall be filed for trading on the secondary market through CETIP21 - Bonds and Securities, managed and operated by B3, and the trades shall be financially settled, and the Commercial Notes shall be electronically filed, with B3, observing that the Commercial Notes may only be traded on the secondary market after ninety (90) days as from the respective subscription or acquisition by the Professional Investor, under articles 13 and 15 of CVM Ruling No. 476, subject to compliance by the Company with the obligations provided for in article 17 of CVM Ruling No. 476, except for the tranche subjected to a firm placement guarantee by the Leading Coordinator at the time of the subscription, observing in the subsequent trading, the limits and conditions provided for in articles 2 and 3 of CVM Ruling No. 476.

           (viii)        Date of Issuance: For all legal effects, the date of issuance of each one of the Commercial Notes of each series shall be the date of its effective subscription and payment (“Date of Issuance”), as set forth in the Commercial Notes titles (“Titles”).

              (ix)        Unit Par Value: The unit par value of each Commercial Note, on the Date of Issuance, shall be up to: (i) two million and eight hundred thousand Reais (BRL 2,800,000.00) for the First Series of Commercial Notes (“Unit Par Value of the First Series of Commercial Notes”); (ii) two million and eight hundred thousand Reais (BRL 2,800,000.00) for the Second Series of Commercial Notes (“Unit Par Value of the Second Series of Commercial Notes”); (iii) two million and eight hundred thousand Reais (BRL 2,800,000.00) for the Third Series of Commercial Notes (“Unit Par Value of the Third Series of Commercial Notes”); (iv) three million and two hundred thousand Reais (BRL 3,200,000.00) for the Fourth Series of Commercial Notes (“Unit Par Value of the Fourth Series of Commercial Notes”); (v) three million and two hundred thousand Reais (BRL 3,200,000.00) for the Fifth Series of Commercial Notes (“Unit Par Value of the Fifth Series of Commercial Notes”); (vi) three million and four hundred thousand Reais (BRL 3,400,000.00) for the Sixth Series of Commercial Notes (“Unit Par Value of the Sixth Series of Commercial Notes”); (vii) three million and four hundred thousand Reais (BRL 3,400,000.00) for the Seventh Series of Commercial Notes (“Unit Par Value of the Seventh Series of Commercial Notes”); (viii) three million and four hundred thousand Reais (BRL 3,400,000.00) for the Eighth Series of Commercial Notes (“Unit Par Value of the Eighth Series of Commercial Notes”); (ix) three million and two hundred thousand Reais (BRL 3,200,000.00) for the Ninth Series of Commercial Notes (“Unit Par Value of the Ninth Series of Commercial Notes”); (x) eight million, one hundred and eighty thousand Reais (BRL 8,180,000.00) for the Tenth Series of Commercial Notes (“Unit Par Value of the Tenth Series of Commercial Notes”, and jointly with the Unit Par Value of the First Series of Commercial Notes, Unit Par Value of the Second Series of Commercial Notes, Unit Par Value of the Third Series of Commercial Notes, Unit Par Value of the Fourth Series of Commercial Notes, Unit Par Value of the Fifth Series of Commercial Notes, Unit Par Value of the Sixth Series of Commercial Notes, Unit Par Values of the Seventh Series of Commercial Notes, Unit Par Value of the Eighth Series of Commercial Notes, Unit Par Values of the Ninth Series of Commercial Notes, the “Unit Par Value”).

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone +55 (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

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BRASKEM S.A.

NATIONAL REGISTER OF LEGAL ENTITIES (C.N.P.J.) Nº. 42.150.391/0001-70 - STATE REGISTRATION (NIRE) 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 29, 2019

                (x)        Form and Proof of Ownership: The Commercial Notes shall be issued in the form of a title and shall be under custody of a financial institution qualified to provide the services of physical safekeeping of the Commercial Notes (“Custody Agent”), and they shall be able to use the services of an agent bank (“Agent Bank”), to be hired by the Company for such purpose, as set forth in the Guidebook on Debentures for Public Distribution and Commercial Notes for Public Distribution” of B3. The Commercial Notes will circulate by written endorsement, with no guarantee, for mere transfer of ownership. For all lawful purposes, the ownership of the Commercial Notes shall be proved by possession of this Title. Additionally, if the Commercial Note is electronically filed with B3, the ownership of the Commercial Note shall be evidenced by the report issued by B3 in the name of the relevant holder of the Commercial Note.

              (xi)        Maturity Term: Except for the events of early redemption and early settlement arising from the events of early maturity, as provided for in the Titles, the maturity term of the Commercial Notes shall be: (i) for the First Series of Commercial Note, up to one hundred and ninety (190) days as of the Date of Issuance (“Maturity Date of the First Series”); (ii) for the Second Series of Commercial Note, up to three hundred and seventy-four (374) days as of the Date of Issuance (“Maturity Date of the Second Series”); (iii) for the Third Series of Commercial Note, up to five hundred and fifty-five (555) days as of the Date of Issuance (“Maturity Date of the Third Series”); (iv) for the Fourth Series of Commercial Note, up to seven hundred and thirty-nine (739) days as of the Date of Issuance (“Maturity Date of the Fourth Series”); (v) for the Fifth Series of Commercial Note, up to nine hundred and twenty (920) days as of the Date of Issuance (“Maturity Date of the Fifth Series”); (vi) for the Sixth Series of Commercial Note, up to one thousand one hundred and four (1,104) days as of the Date of Issuance (“Maturity Date of the Sixth Series”); (vii) for the Seventh Series of Commercial Note, up to one thousand two hundred and eighty-five (1,285) days as of the Date of Issuance (“Maturity Date of the Seventh Series”); (viii) for the Eighth Series of Commercial Note, up to one thousand four hundred and sixty-nine (1,469) days as of the Date of Issuance (“Maturity Date of the Eighth Series”); (ix) for the Ninth Series of Commercial Note, up to one thousand six hundred and fifty-one (1,651) days as of the Date of Issuance (“Maturity Date of the Ninth Series”); and (x) for the Tenth Series of Commercial Note, up to one thousand eight hundred and thirty-five (1,835) days as of the Date of Issuance (“Maturity Date of the Tenth Series”, and, jointly with the Maturity Date of the First Series, the Maturity Date of the Second Series, the Maturity Date of the Third Series, the Maturity Date of the Fourth Series, the Maturity Date of the Fifth Series, the Maturity Date of the Sixth Series, the Maturity Date of the Seventh Series, the Maturity Date of the Eighth Series, the Maturity Date of the Ninth Series, “Maturity Dates”).

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone +55 (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

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BRASKEM S.A.

NATIONAL REGISTER OF LEGAL ENTITIES (C.N.P.J.) Nº. 42.150.391/0001-70 - STATE REGISTRATION (NIRE) 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 29, 2019

            (xii)        Monetary Adjustment and Remuneration: The Unit Par Value of the Commercial Notes shall not be subject to monetary adjustment. Each Commercial Note shall be entitled to the payment of remuneration on the Unit Par Value of the Commercial Notes, corresponding to one hundred per cent (100%) of the accrued variation of the daily average rates of interest for Interfinancial Deposits (DI) of one day, “over extra group”, expressed as a percentage per year, based on two hundred and fifty-two (252) business days, calculated and disclosed on a daily basis by B3 S.A. - Brasil, Bolsa, Balcão, on the daily newsletter made available at its website (http://www.b3.com.br) (“DI Rates”), plus a percentage (spread) or surcharge of zero point eighty-five per cent (0.85%) per year, based on two hundred and fifty-two (252) business days, calculated in an exponential and cumulative manner, pro rata temporis, per business days lapsed, incurring on the Unit Par Value of the Commercial Notes, from the Date of Issuance up to the date of its actual payment, according to the criteria defined in the “Caderno de Fórmulas Notas Comerciais - CETIP21” [Notebook of Formulas Commercial Notes], made available for consultation on the website of B3 S.A. - Brasil, Bolsa, Balcão, and copied on the Titles (“Remuneration”).

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone +55 (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

GED - 4561669v1

BRASKEM S.A.

NATIONAL REGISTER OF LEGAL ENTITIES (C.N.P.J.) Nº. 42.150.391/0001-70 - STATE REGISTRATION (NIRE) 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 29, 2019

           (xiii)        Payments: The Remuneration and the Unit Par Value shall be paid in a single installment in Brazilian currency on the Maturity Date of each Series, except for the events of early redemption and early settlement arising from the Events of Default, as set forth in the Titles. Those who are holders at the end of the Business Day immediately preceding the respective payment date shall be entitled to receive any sum owed to the holders of Commercial Notes.

          (xiv)        Optional Early Redemption: The Company may, unilaterally and at any time, carry out the total or partial optional early redemption of the Commercial Notes, with the subsequent cancellation of such Commercial Notes, which may not be kept in treasury, under the terms and conditions set forth in the Titles (“Optional Early Redemption”). The amount to be paid in relation to each Commercial Note object of the Optional Early Redemption shall be equal to: (a) the Unit Par Value; (b) the Remuneration, calculated pro rata temporis from the Date of Issuance up to the date of the actual payment of the Early Redemption; plus (c), if any, the Default Charges (as defined below) owed and not paid until the date of such redemption; and (d) according to the Term of the Optional Early Redemption indicated in the table below, the premium based on two hundred and fifty-two (252) Business Days, applicable from the date of the actual Optional Early Redemption up to the Maturity Date, on the Unit Par Value, plus the respective Remuneration, under the table below (“Premium of the Optional Early Redemption”). The partial Optional Early Redemption must be carried out according to the B3 procedures, through a draw or auction, as provided for in paragraph 5 of article 5 of CVM Ruling No. 566, and the Company shall be responsible for organizing the draw or auction and it must notify it to the holders of Commercial Notes. The holders of the Commercial Notes or their attorneys-in-fact duly appointed for such end may be present at the draw or at the auction, and all stages of said process, such as qualification of the holders of Commercial Notes, identification, appraisal and validation of the number of Commercial Notes to be redeemed, shall be made outside the scope of B3. The Optional Early Redemption must be notified by the Company, jointly with the Fiduciary Agent, to B3 at least three (3) Business Days before the Optional Early Redemption Date.

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone +55 (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

GED - 4561669v1

BRASKEM S.A.

NATIONAL REGISTER OF LEGAL ENTITIES (C.N.P.J.) Nº. 42.150.391/0001-70 - STATE REGISTRATION (NIRE) 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 29, 2019

Term of the Optional Early Redemption	Premium of the Optional Early Redemption
From the Date of Issuance (including) up to 366 days of the Date of Issuance (including)	Zero point twelve per cent (0.12%) per year
366 days of the Date of Issuance (excluding) up to 731 days of the Date of Issuance (including)	Zero point eleven per cent (0.11%) per year
731 days of the Date of Issuance (excluding) up to 1,096 days of the Date of Issuance (including)	Zero point eleven per cent (0.11%) per year
1,096 days of the Date of Issuance (excluding) up to 1,461 days of the Date of Issuance (including)	Zero point ten per cent (0.10%) per year
1,461 days of the Date of Issuance (excluding) up to the Maturity Date (excluding)	Zero point zero nine per cent (0.09%) per year

            (xv)        Mandatory Early Redemption: The Company must carry out the mandatory early redemption of all the Commercial Notes, according to the terms and conditions set forth in the Titles, upon the occurrence of any of the following events: (i) court declaration of nullity, invalidity, unenforceability or complete inefficiency of the Title and the Commercial Notes; (ii) Change of direct or indirect Shareholding Control (as it may be defined in the Title) of the Company for any individual third party that is not, or group of third parties that does not include: (1) Odebrecht S.A., enrolled under CNPJ/ME No. 05.144.757/0001-72, or any of its affiliates, and/or (2) Petróleo Brasileiro S.A. – Petrobras, enrolled under CNPJ/ME No. 33.000.167/0001-01, or any of its affiliates (jointly, “Authorized Shareholders”), and that such Change of Shareholding Control (as it may be defined in the Title) may result in the Rating Reduction (as it may be defined in the Title), as assessed by at least two Applicable Rating Agencies (as it may be defined in the Title); and (iii) if the Company is the object of any spin-off, merger, consolidation (including merger of shares), or any type of corporate reorganization that results in a Change of Shareholding Control (as it may be defined in the Title), and such transaction results in the Rating Reduction (as it may be defined in the Title), as assessed by at least two Applicable Rating Agencies (as it may be defined in the Title) (“Mandatory Early Redemption” and, jointly with the Optional Early Redemption, “Early Redemption”). The amount to be paid in relation to each Commercial Note object of the Mandatory Early Redemption shall be equal to: (a) the Unit Par Value; (b) the Remuneration, calculated pro rata temporis, from the Date of Issuance up to the date of actual payment of the Early Redemption; plus (c), if any, the Default Charges (as defined below) owed and not paid until the date of such redemption. The Mandatory Early Redemption must be notified by the Company, jointly with the Fiduciary Agent, to B3 at least three (3) Business Days before the Mandatory Early Redemption Date.

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone +55 (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

GED - 4561669v1

BRASKEM S.A.

NATIONAL REGISTER OF LEGAL ENTITIES (C.N.P.J.) Nº. 42.150.391/0001-70 - STATE REGISTRATION (NIRE) 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 29, 2019

          (xvi)        Default Charges: Without prejudice to the Remuneration, if the payment of any amount owed to the Holders of Commercial Notes is not timely made, regardless of notice, notification or judicial or extrajudicial notification, the debts in arrears shall be added by: (i) interest on arrears of one per cent (1%) per month, calculated pro rata temporis, from the date of default until the actual payment date; and (ii) conventional default fine, of a firm and non-compensatory nature, of two per cent (2%) on the amount owed and unpaid (jointly, “Default Charges”).

         (xvii)        Collaterals: The Commercial Notes shall include no collaterals, ‘aval’ guarantee or priority.

       (xviii)        Fiduciary Agent: The Fiduciary Agent shall be engaged to represent and care for the protection of the interests and rights of the pool of holders of promissory notes, subject to the specific rule that provides on the exercise of the role of fiduciary agent, under article 5 of CVM Ruling No. 566.

          (xix)        Place of Payment: The payments regarding the Commercial Notes (specifically, the Remuneration, the Unit Par Value and any other amounts that may be owed by the Company under the Commercial Notes) shall be made by the Company: (a) in compliance with the procedures adopted by B3, if the Commercial Notes are electronically filed with B3; and/or (b) if the Commercial Notes are not electronically filed with B3, at the Company’s headquarters and/or in conformity with the procedures of the Agent Bank, as applicable.

            (xx)        Extension of Terms: The terms pertaining to the payment of any obligation set forth in the Titles shall be deemed extended until the first (1st) subsequent Business Day, if the maturity date falls on a day that is not a Business Day as (as defined below), with no addition to the sums to be paid. Except when expressly set forth otherwise in the Titles, the following are “Business Day(s)”: (i) with relation to any monetary obligation carried out through B3, including for the purposes of calculation, any day that is not a Saturday, Sunday or national holiday; (ii) with relation to any monetary obligation that is not carried out through B3, any day on which the commercial banks have no working hours in the City of São Paulo, State of São Paulo and/or in the City of Camaçari, State of Bahia, and that is not a Saturday, Sunday or national holiday; and (iii) with relation to any non-monetary obligation set forth in the Titles: (a) any day that is not a Saturday, Sunday or holiday in the City of Camaçari, State of Bahia, in relation to the Company; and (b) any day that is not a Saturday, Sunday or holiday in the City of São Paulo, State of São Paulo.

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone +55 (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

GED - 4561669v1

BRASKEM S.A.

NATIONAL REGISTER OF LEGAL ENTITIES (C.N.P.J.) Nº. 42.150.391/0001-70 - STATE REGISTRATION (NIRE) 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 29, 2019

          (xxi)        Renegotiation: There will be no scheduled renegotiation of the Commercial Notes.

         (xxii)        Early Maturity: The Commercial Notes may have an early maturity in the occurrence of any Early Maturity Event (as it may be defined in the Title), observing the terms and conditions set forth in the Title.

       (xxiii)        Other Characteristics: The other characteristics of the Promissory Notes will be described in the Titles; and

(b) authorize the Management of the Company to carry all acts that may be necessary to enforce resolution (a) above, such as: (i) ratify the engagement of the Leading Coordinator and/or the engagement of other intermediary institutions members of the securities distribution system, a legal advisor, the Agent Bank, the Custody Agent, the distribution and trading systems for the Commercial Notes, the Fiduciary Agent and other service providers that may be necessary, being able to negotiate and set the price and conditions for such service provision and sign the respective agreements; (ii) discuss, negotiate and define the terms and conditions of the Issue documents, sign the Titles, the Distribution Agreement and any other documents related to the Issue, the Restricted Offer and the Commercial Notes, including any advances, as applicable; (iii) set forth additional conditions, carry out all necessary acts and sign all documents required to enforce the resolution set forth in item (i) above; and (iv) carry out any and all acts related to the disclosure and registration of corporate documents before the relevant bodies, independent agencies or entities regarding which the adoption of any measures to implement the acts mentioned in the previous items is necessary.

3.2  Subjects for Acknowledgement: Nothing to record.

3.3  Subjects of Interest to the Company: Nothing to record.

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone +55 (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

GED - 4561669v1

BRASKEM S.A.

NATIONAL REGISTER OF LEGAL ENTITIES (C.N.P.J.) Nº. 42.150.391/0001-70 - STATE REGISTRATION (NIRE) 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 29, 2019

4. ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all Board Members mentioned below, by the Chairman and by the Secretary of the Meeting. Signed: Messrs. Marcelo Moses de Oliveira Lyrio - Chairman; Lilian Porto Bruno – Secretary; João Cox Neto; Ana Lucia Poças Zambelli; Fábio Venturelli; Gesner José de Oliveira Filho; João Pinheiro Nogueira Batista; Julio Soares de Moura Neto; Mauro Motta Figueira; Pedro Oliva Marcilio de Sousa; Roberto Lopes Pontes Simões; Roberto Faldini.

The above matches the original recorded in the proper book.

São Paulo, October 29, 2019.

Lilian Porto Bruno

Secretary

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone +55 (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

GED - 4561669v1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.